Mark E. Stephan
Executive Vice President, Chief Financial Officer

December 12, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re: Mediacom Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006

Forms 10-Q for Fiscal Quarter Ended March 31, June 30, and September 30, 2006
File No. 0-29227

Dear Mr. Spirgel:

In connection with the Staff’s comment letter dated November 22, 2006, concerning the above referenced Forms 10-K and 10-Q of Mediacom Communications Corporation, and our telephone conversation with Sharon Virga on November 29, 2006, we are filing herewith, via EDGAR, our response to your comment.

1. With respect to your cable franchise rights, tell us in more detail how you test such intangible assets for impairment. Also tell us how you determine fair value and confirm to us that you apply a direct value method.

Response:
Cable franchise rights (classified as intangible assets) are tested for impairment under guidance detailed in Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” using discounted cash flow (“DCF”) analysis to determine in a direct method their fair value. We compare the determined fair value to the book value and record any impairments, as required. This is consistent with our response to the staff (dated April 19, 2004) on a similar inquiry.

In all future filings, beginning with Form 10-K for the year ended December 31, 2006, we will update our disclosure to indicate our use of the direct method in our DCF methodology.

Mediacom Communications Corporation
100 Crystal Run Road • Middletown, NY 10941 • 845-695-2640 • Fax 845-695-2639

We hereby acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

In the event the Staff has further comments concerning the matters contained in this letter, we request that such comments be addressed to the undersigned at (845) 695-2640.

Respectfully,

/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and
Chief Financial Officer

cc:	Kyle Moffatt Sharon Virga